February 1, 2008

Mr. Michael Fay

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Sonic Corp.
Form 10-K: For the fiscal year ended August 31, 2007
Commission file number: 0-18859

Dear Mr. Fay:

The purpose of this letter is to provide the detailed response of Sonic Corp. (the “Company”) to the comments set forth in your letter dated January 18, 2008. For your convenience, your comments have been reproduced in their entirety followed by our responses. We understand the purpose of your review process is to assist us in complying with the applicable disclosure requirements and to enhance the overall disclosures in our filing. In providing our response to your comments, we acknowledge:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K: For the fiscal year ended August 31, 2007

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

1. Please describe and separately quantify for us the “non-income tax matters” that comprise the $5.9 million in other income, as discussed on page 25.

Response:

On page 25, the Company discussed the increase in other income for fiscal year 2007 of approximately $3.4 million and described the increase as relating “primarily to the net favorable impact of non-income tax matters and an approximately $2.0 million gain on the sale of real estate to a franchisee.” The non-income tax matter included in the increase related to a state gross receipts tax refund in the amount of $1.1 million resulting from the favorable resolution of a tax case. The Company pays gross receipts tax on revenues from sources in the applicable state and records the tax as a reduction in revenue in its income statement; therefore, the refund was included in other revenue.

Overview of Business Performance, page 20

2. You have excluded special charges from income to arrive at an adjusted net income per share non-GAAP measure. Although Item 10 of the Regulation S-K recognizes that certain non-GAAP per share measures may be meaningful from an operating viewpoint, substantive disclosure must be provided explaining how those measures are used by management and in what way they provide meaningful information to investors. Your justification for the use of this measure is that the company believes it provides comparability and is useful in assessing ongoing operations performance. This explanation is very vague and does not provide adequate information justifying its use. Please (i) revise your disclosure to identify the substantive reasons this non-GAAP measure provides useful information to investors regarding your financial condition and (ii) provide a reconciliation of the measure to the GAAP financial measure of earnings per share. For further guidance, refer to question and answer 11 of the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, prepared by staff members in the Division of Corporation Finance, located at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Response:

Diluted income per share is discussed in the Form 10-K both on a GAAP basis and excluding the impact of one-time debt extinguishment and other costs (non-GAAP). The excluded costs are related to the Company’s tender offer and related financing activities during fiscal year 2007. Management believes this non-GAAP financial measure provides useful supplemental information to investors and management regarding the underlying business trends and performance of the Company’s ongoing operations and is useful for period-to-period and company-to-company comparisons, which management believes will assist investors in analyzing the financial results of the Company and predicting future performance. In future filings, we will enhance our disclosure by further expanding on how management uses the measure and why it provides meaningful information to investors. In future filings, we will also enhance our disclosure by including a tabular reconciliation when referring to non-GAAP references, such as diluted income per share, excluding special items.

Financial Position, page 27

3. We note that you consider the non-GAAP measure of debt-to-EBITDA to be a significant indication of the Company’s financial performance and available capital resources; however, it is not clear (i) whether a ratio of 3.9 is indicative of a favorable or unfavorable financial performance, and (ii) whether a ratio of 3.9 is indicative of an extensive or minimal availability of capital resources. Please briefly clarify these items for us and provide enhanced disclosure in future filings.

Response:

The Company believes its current debt-to-EBITDA ratio of 3.9 is favorable and indicative of a balanced use of its capital structure between debt and equity. In addition, this ratio indicates sufficient capital resources are available to meet the Company’s needs going forward. In order to provide further value to investors considering the non-GAAP measure of debt-to-EBITDA and more fully comply with the requirements of Item 10 of Regulation S-K, should we disclose this ratio in future filings, we will expand our disclosure to more fully explain the significance of the debt-to-EBITDA ratio.

4. Please reconsider your future disclosure with regard to your presentation of EBITDA. It does not appear that you have provided sufficient disclosure responsive to Item 10(e)(1)(C) of Regulation S-K.

Response:

If we include EBITDA measures in future filings, we will provide additional disclosure as outlined in response to comment number 3, above, which we believe will provide sufficient disclosure as required by Item 10(e)(1)(C).

Liquidity and Sources of Capital, page 28

Investing Cash Flows, page 28

5. Please quantify for us the separate components of your 2007 capital additions (for example, (i) the costs of newly opened drive-ins, (ii) retrofits and new equipment related to existing drive-ins, (iii) drives-ins under construction, and (iv) other), and provide similar disclosure in your future filings.

Response:

The following table sets forth the separate components of our 2007 capital additions (in millions):

New Partner Drive-Ins, including drive-ins under construction	$43.1
Retrofits, drive-thru additions and LED signs in existing drive-ins	37.8
Rebuilds, relocations and remodels of existing drive-ins	11.8
Replacement equipment for existing drive-ins and other	18.2

Total investing cash flows for capital additions	110.9

We will provide similar disclosure in our future filings.

Item 15: Exhibits and Financial Statements Schedules, page 35

Note 1: Summary of Significant Accounting Policies, page F-8

Disclosures about Segments of an Enterprise and Related Information (SFAS 131)

6. Please explain to us and in future filings the factors used to identify your reportable segments, as discussed in paragraph 26 of SFAS 131. As part of your response to us, explain why you do not consider your franchise operations to be a reportable segment, as contemplated by paragraph 16 of SFAS 131. In this regard, we note that your franchising subsidiary and restaurant-operating subsidiary each have its own president, which may indicate that these subsidiaries are segments as discussed in paragraph 14 of SFAS 131.

Response:

The Company assesses compliance with the requirements of SFAS 131 on at least an annual basis. As required by SFAS 131, our first step is to determine the Company’s operating segments based on a management approach. Reports regularly provided to and reviewed by our Chief Executive Officer (“CEO”), who is our chief operating decision maker, are considered for determining Sonic’s operating segments. These financial reports are presented on a consolidated basis and include analysis of the revenues from franchising activities and restaurant activities and analysis of expenses versus budget by department. Due to shared resources, including marketing, purchasing, finance, legal and others, many departments do not align specifically to franchising or restaurant activities. As a result, there is no overall assessment of income from operations between the Company’s franchising subsidiary and restaurant-operating subsidiary that provides the basis for assessing performance or allocating resources. As referenced in the comment, the two subsidiaries each have their own president, and although these individuals do maintain close contact with our CEO, overall financial results are reviewed and assessed only by department and at a consolidated level, very similar to the format of the financials in our Commission filings. Based on this analysis, we do not believe SFAS 131 requires disclosure about segments of our business. In future filings, we will provide disclosure about the factors used to identify our reportable segment.

Goodwill and Other Intangible Assets, page F-9

7. Please briefly explain to us and in future filings the results of your analysis of paragraph 30 of SFAS 142 with regard to reporting units. In addition, provide us your most recent annual test(s) for impairment as required by paragraph 26 of SFAS 142.

Response:

Consistent with our response to comment number 6 regarding operating segments, under paragraph 30 of SFAS 142, we believe our CEO serves as segment management and that the Company has only one operating segment. Based on the information our CEO reviews, we have concluded our operating segment is also our reporting unit for purposes of SFAS 142, and the impairment assessment is appropriately performed at the consolidated level. We will enhance our disclosure in future filings to clarify the level at which impairment testing is performed. As requested, the analysis completed for our SFAS 142 impairment assessment as of June 1, 2007 is attached as Exhibit A.

Ownership Program, page F-10

8. Please briefly explain to us why no gain or loss is recognized on the sale of minority ownership interests. It is our understanding that gains or losses on the direct sale of a portion of a parent’s interest in a subsidiary should be recorded and reflected in the parent’s income statement, at least until the adoption of SFAS 160.

Response:

In accordance with SAB Topic H, Question 5, the Company believes income statement treatment of the sale of minority interests of a subsidiary represents a choice among alternative accounting treatments. While FAS 141 requires acquisitions of minority interests to be accounted for using the purchase method of accounting, there is no clear guidance for accounting for decreases in a parent’s ownership interest in a subsidiary, as evidenced by paragraph B46 of FAS 160. Since the Company routinely acquires and sells minority interests in its partner drive-ins, it has established the accounting policy of consistently treating the gains and losses from both the acquisitions and dispositions of minority interests as increases and decreases in goodwill.

9. Please briefly explain to us your methodology for allocating goodwill to a subsequent buy-in by a minority partner, as discussed in the last paragraph under this subheading.

Response:

When the Company sells a minority interest, the sales price is typically in excess of the book value of the partnership interest, and the difference is recorded as a reduction in goodwill. If the book value exceeds the sales price, the excess is recorded as goodwill. Please see the response to comment number 11, below, regarding the net impact to goodwill for dispositions in fiscal year 2007. In future filings, we will revise our disclosure to clarify our methodology for recording dispositions of minority interests.

Note 4: Accounts and Notes Receivable, page F-14

10. We have read your policy regarding advertising funds on page F-11 and the additional disclosure included in Note 4; however, it is unclear why you would have notes receivable from advertising funds. Please clarify for us the circumstances surrounding the origination of these notes receivable. Please also clarify for us the circumstances surrounding the origination of the “other” receivable for the periods presented.

Response:

The notes receivable from advertising funds relate to the Sonic system-wide gift card program, which includes both Franchise Drive-ins and Partner Drive-Ins. The program is administered by a subsidiary of the Company on behalf of the Sonic Brand Fund (the Sonic Drive-In system advertising fund, herein the “Fund”). Under an agreement between the Fund and the gift card subsidiary, the Fund is obligated to reimburse the subsidiary for these amounts paid on its behalf, largely related to start up of the gift card program. The balance of this receivable has declined since August 31, 2007 from $4.1 million to $2.2 million as of November 30, 2007.

The “other” receivable presented in Note 4 is comprised of many unrelated items. In both fiscal years 2007 and 2006, the majority of the balance relates to receivables from credit card sales, receivables from various vendors pursuant to contracts and various tax refund claims.

Note 5: Goodwill, Trademarks, Trade Names and Other Intangibles, page F-14

11. Please quantify for us and in future filings the separate amounts of goodwill acquired and goodwill disposed of, relating to the acquisitions and dispositions of minority interests in Partner Drive-Ins. In addition, tell us the amount of cash inflows and outflows that you have recorded related to this transaction and their location in your statement of cash flows.

Response:

For fiscal year 2007, the additional goodwill related to acquisitions of minority interests in Partner Drive-Ins totaled approximately $3.1 million, and the reduction of goodwill related to the sale of minority interests in Partner Drive-Ins totaled approximately $2.1 million. In addition, $0.7 million of goodwill was transferred to other intangibles during fiscal year 2007 for franchise rights related to a purchase price allocation adjustment. This item will be separately disclosed in future analysis as it does not relate to minority interests. The cash outflows for acquisitions of minority interests for fiscal year 2007 totaled approximately $4.4 million and the cash inflows for sale of minority interests in Partner Drive-Ins totaled approximately $3.7 million. The net cash outflows of approximately $0.7 million are primarily included in the increase in intangibles and other assets in cash flows from investing activities. We will enhance our disclosure in future filings to quantify the separate amounts of goodwill related to acquisitions and dispositions of minority interests in Partner Drive-Ins.

12. Please explain to us, and provide any underlying analysis, how you allocated goodwill to the 10 drive-ins that were sold to franchisees and the three drive-ins that were closed, during 2007. Refer to paragraph 39 of SFAS 142 for guidance. In addition, quantify the amount of any gain or loss that was recorded in connection with these transactions.

Response:

The Company allocates goodwill to sold stores based on relative fair value in accordance with paragraph 39 of FAS 142. As requested, the calculation of the goodwill allocation for the 10 drive-ins sold to franchisees in 2007 is attached as Exhibit B.

The Company does not allocate goodwill to closed stores. FAS 142 requires goodwill to be included in the carrying amount for purposes of determining gain or loss when the reporting unit or portion of the reporting unit being disposed of constitutes a business. FAS 142, footnote 18 references EITF 98-3 for guidance in determining whether an asset group constitutes a business. Once a store is closed, owned real estate is typically the only remaining asset to be sold. The Company believes that such an asset no longer constitutes a business under paragraph 6 of EITF 98-3 since all of the inputs and processes necessary to continue to conduct normal operations are no longer present.

The Company recorded a gain of $0.9 million related to the 10 stores which were sold and a loss of $0.1 million, excluding a FAS 144 impairment charge of $0.2 million, related to the three stores which were closed.

13. Please tell us how you have considered Issue 3 of EITF 04-1 with regard to the 15 drive-ins purchased by you from franchisees in both 2007 and 2006. Based on the disclosure on page six under the heading Franchise Agreements, it appears that “older forms of license agreements” may be at royalty rates that are favorable or unfavorable when compared to royalty rates for current market transactions.

Response:

Based on the guidance in EITF 04-1, the Company established a methodology to value the franchise rights acquired in 2007 and 2006. The Company engaged an independent consultant in establishing the initial valuation methodology and has consistently applied this methodology for subsequent acquisitions. Partner Drive-Ins enter into franchise agreements just as any other franchisee. When the Company acquires franchised drive-ins, the existing franchise agreements are not terminated but are transferred as part of the transaction. Subsequent to the acquisition, franchise royalties continue to be received from the partnership, and the minority partners share in that expense. Accordingly, the Company believes a settlement gain or loss should not be recorded on the transaction. While we believe this accounting treatment is appropriate, we have investigated the impact of alternative accounting treatments for 2007 and 2006 and concluded that any settlement gain or loss on favorable or unfavorable terms of franchise agreements would have been immaterial.

If you have any additional questions, feel free to contact me at 405-225-4800.

Sincerely,

/s/ Stephen C. Vaughan
Stephen C. Vaughan
Vice President and Chief Financial Officer

cc:	Theresa Messinese

Exhibit A

FASB 142 Impairment Calculation

As of June 1, 2007

(# in 000s, except per share)

	Market Capitalization	Multiple of Cash Flow	Comments
Market Capitalization:
Shares Outstanding	62,296
Stock Price	$24.40		Current market price 6/1/07

Multiple of Cash Flow:
LTM EBITDA		$183,299
Market Cash Flow Multiple		11.0	Mean per Bear Stearns analysis 6/29/07

Indicated Enterprise Valuation	$1,520,022	$2,013,670
Net Equity Value	(60,701)	(60,701)

Excess Market Value	$1,580,723	$2,074,371	No impairment indicated

Addition to assessment until $600mm Securitization debt is paid off*:

Market Capitalization:

No adjustment to market cap approach, as debt svc requirements are reflected in current market price.

Multiple of Cash Flow:
Adjust EBITDA by 12 month debt svc		(53,826)	FY08 principal & interest expected

Adjusted EBITDA		$129,473
Market Cash Flow Multiple		11.0

Indicated Enterprise Valuation	$1,520,022	$1,422,353
Total assets	743,959	743,959

Excess Market Value	$776,063	$678,394	No impairment indicated

* Note that this addition to our analysis is included as a result of the significant debt position now carried by the Company relative to the prior year, resulting in the net deficit in equity value. The first step required by the accounting guidance is a comparison of the fair value of a reporting unit to its carrying amount, which is accomplished by the first section of the analysis above. Because of the unusual equity deficit that results from the securitization debt utilized for the tender offer of shares, we have added the second section to our analysis as a secondary assessment to compare to total assets. This analysis also indicates no impairment.

Exhibit B

Sonic Corp.

Goodwill Allocated to Sold Stores

Fiscal Year 2007

Sale Date	4/1/2007	7/1/2007	8/31/2007

Number of Stores Sold	7	1	2

Sales Price	$1,000,000	$380,000	$984,000

Market Capitalization on Date of Sale:
Shares Outstanding	65,094,830	63,461,800	61,144,732
Stock Price	$22.28	$22.12	$21.82

Estimated Enterprise Valuation	$1,450,312,812	$1,403,775,016	$1,334,178,052

Enterprise Goodwill on Date of Sale	$100,654,028	$102,596,674	$102,702,730
Allocation Factor[1]	0.07%	0.03%	0.073%

Goodwill Allocated to Sold Stores	$70,458	$30,779	$74,973

(1)	Based on relative fair value of sales price to estimated enterprise valuation